UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

(Amendment No. 25)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Francis Hui

Nimble Holdings Company Limited

11th Floor, The Grande Building

398 Kwun Tong Road

Kowloon, Hong Kong

852-92371885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.6% based on 23,602,402 shares of common stock outstanding as of February 14, 2018, as reported by the Issuer on the proxy statement for its annual meeting of stockholders for the fiscal year ended March 31, 2017, filed with the Commission on February 22, 2018.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.6% based on 23,602,402 shares of common stock outstanding as of February 14, 2018, as reported by the Issuer on the proxy statement for its annual meeting of stockholders for the fiscal year ended March 31, 2017, filed with the Commission on February 22, 2018.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.6% based on 23,602,402 shares of common stock outstanding as of February 14, 2018, as reported by the Issuer on the proxy statement for its annual meeting of stockholders for the fiscal year ended March 31, 2017, filed with the Commission on February 22, 2018.

14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”) of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2005 (the “Initial Statement”) by Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited) (previously referred to as “Grande Holdings” and hereby redefined as “Nimble Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Nimble Holdings and N.A.K.S., the “Reporting Persons”), and The Grande Group Limited (“GGL”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment No. 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17”), Amendment No. 18, dated October 15, 2013 (“Amendment No. 18”), Amendment No. 19, dated January 15, 2014 (“Amendment No. 19”), Amendment No. 20, dated May 12, 2014 (“Amendment No. 20”), Amendment No. 21, dated June 11, 2014 (“Amendment No. 21”), Amendment No. 22, dated May 26, 2016 (“Amendment No. 22”), Amendment No. 23, dated September 5, 2017 (“Amendment No. 23”) and Amendment No. 24, dated September 26, 2017 (“Amendment No. 24” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and Amendment No. 23, the “Previous Filings”).

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is filed on behalf of each of the following Reporting Persons:

(1) Nimble Holdings, a Bermuda corporation engaged in investment holding, the executive offices of which are located at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong. Effective as of February 14, 2018, The Grande Holdings Limited changed its legal name to Nimble Holdings Company Limited.

(2) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(3) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Each of the Reporting Persons is party to that certain Joint Filing Agreement previously filed herewith as Exhibit 17. Accordingly the Reporting Persons are hereby filing a joint Schedule 13D.

As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Nimble Holdings has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of each Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

This Statement amends and restates the last paragraph of Item 4 of Amendment No. 24 in its entirety as follows:

It is the understanding of the Reporting Persons, based in part upon disclosures filed on a Schedule 13D on October 10, 2017 (the “WW Schedule 13D”), by Wealth Warrior Global Ltd. (“WW”), that on September 26, 2017, WW acquired 65.9% of the then-outstanding shares of common stock of Nimble Holdings from Sino Bright Enterprises Co., Ltd., a British Virgin Islands limited company and the former controlling shareholder of Nimble Holdings. Accordingly, WW may be deemed to be a controlling person of Nimble Holdings, and as a result may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. It is the further understanding of the Reporting Persons that Mr. Bingzhao Tan is the sole director and sole shareholder of WW.

Item 5. Interest in Securities of the Issuer.

This Statement amends and restates the first two paragraphs and paragraph (a) of Item 5 of Amendment No. 24 in their entirety as follows:

S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Nimble Holdings may be deemed to own beneficially the Emerson Shares.

It is the understanding of the Reporting Persons that, as a result of its acquisition of 65.9% of the then-outstanding shares of common stock of Nimble Holdings described above in Item 4, WW may be deemed to be a controlling person of Nimble Holdings, and as a result may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. Accordingly, WW may be deemed to beneficially own the Emerson Shares. By virtue of Mr. Tan’s position as the sole director and sole shareholder of WW, Mr. Tan may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. As a result, Mr. Tan may be deemed to beneficially own the Emerson Shares. It is the further understanding of the Reporting Persons, based in part upon the WW Schedule 13D, that as of September 26, 2017, Merchant Link Holdings Limited (“ML”) and Rise Vision Global Limited (“RV”) collectively held 8.0% of the then-outstanding shares of common stock of Nimble Holdings. ML is wholly owned by Aurizon Enterprises Limited (“AE”), AE is wholly owned by Omen Charm Limited (“OC”), and OC is wholly owned by Splendid Brilliance (PTC) Limited (“SB”). RV is wholly owned by Ocean Rose Global Limited (“OR”), OR is wholly owned by Praisewise Limited (“PL”), and PL is wholly owned by SB. Mr. Tan is the sole director of each of AE, ML, OR and RV. Ms. Guichai He is sole director of OC and PL, and is sole director and sole shareholder of SB. SB holds the shares of OC and PL in trust, and serves as the sole trustee over such shares. Mr. Tan is the settlor and a discretionary beneficiary of the shares of OC and PL held in trust by SB. Accordingly, each of AE, ML, OC, OR, PL, RV, SB and Ms. He may be deemed to be a member of the group controlling Nimble Holdings together with WW and Mr. Tan, since ML and RV, together with WW, directly held 73.9% of the then-outstanding shares of common stock of Nimble Holdings as of September 26, 2017. Accordingly, each of AE, ML, OC, OR, PL, RV, SB and Ms. He may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares, and therefore may be deemed to beneficially own the Emerson Shares.

(a) Each of the Reporting Persons may be deemed to own beneficially 64.6% of the Emerson Shares, which percentage is calculated based upon 23,602,402 shares of common stock outstanding as of February 14, 2018, as reported by Emerson on the proxy statement for its annual meeting of stockholders for the fiscal year ended March 31, 2017, filed with the Commission on February 22, 2018. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE HOLDINGS COMPANY LIMITED

Dated: February 28, 2018	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

GRANDE N.A.K.S. LTD

Dated: February 28, 2018	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

S&T INTERNATIONAL DISTRIBUTION LTD.

Dated: February 28, 2018	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited) (“Nimble Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Nimble Holdings, 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Wealth Warrior Global Limited Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Controlling Shareholder	Not applicable	British Virgin Islands

Bingzhao Tan Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Chief Executive Officer and Chairman of the Board of Directors	Chief Executive Officer and Chairman of the Board of Directors of Nimble Holdings	Chinese

Xiangping Deng Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Executive Director	Assistant to President of Guangzhou Nimble Investment Limited	Chinese

Yung Kwong Hon Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Chief Financial Officer and Executive Director	Chief Financial Officer and Executive Director of Nimble Holdings	Chinese

Jinying Lin Guangzhou University, Guangzhou, PRC	Independent Non-executive Director	Associate professor of the College of Chemistry and Chemical Engineering of Guangzhou University	Chinese

Zhenghua Lu South China University of Technology, Guangzhou, PRC	Independent Non-executive Director	Associate professor of the School of Business Administration of South China University of Technology	Chinese

Hengqing Ye Hong Kong Polytechnic University, Hunghom, Hong Kong	Independent Non-executive Director	Associate professor of the Department of Logistics and Maritime Studies in the Faculty of Business of the Hong Kong Polytechnic University	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“N.A.K.S.”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for N.A.K.S., c/o Nimble Holdings Company Limited, 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Nimble Holdings Company Limited	Controlling Shareholder	Not applicable	Bermuda

Duncan Hon	Director	Director of N.A.K.S.	Chinese

Michael Binney	Director	Director of N.A.K.S.	British

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Ltd. (“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T, c/o Nimble Holdings Company Limited, 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Grande N.A.K.S. Ltd	Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Director	Director of N.A.K.S.	Chinese

Michael Binney	Director	Director of N.A.K.S.	British